Exhibit 99.5

GOVERNMENT OF ALBERTA

2021-22 First Quarter

Fiscal Update and

Economic Statement

August 2021

Table of Contents

2021-22 First Quarter Fiscal Plan Highlights	3

Revenue and Expense Highlights	4

Assets and Liabilities	6

Balance Sheet Summary	6

Revenue	7

Operating Expense by Ministry	8

Contingency / Disaster and Emergency Assistance Expense	9

Capital Amortization Expense	9

Debt Servicing Costs	10

Borrowing Requirements / Borrowing Sources	10

Cash Adjustments / Borrowing Requirements	11

Inventory Consumption Expense / Inventory Acquisition	11

Capital Plan Highlights	12

Capital Plan Summary	12

Economic Update	13

Key Energy and Economic Assumptions	17

Reporting Methodology and Legislative Compliance	18

(Note: Amounts presented in tables may not add to totals due to rounding.)

Treasury Board and Finance, Government of Alberta

August, 2021

2021–22 First Quarter Fiscal Update and Economic Statement

Additional copies of this report may be obtained by visiting our website at:

www.alberta.ca/budget-documents.aspx

2	2021–22 First Quarter Fiscal Update and Economic Statement

2021-22 First Quarter Fiscal Plan Highlights

Alberta’s Budget 2021 was developed while a great deal of uncertainty remained about how swiftly and broadly the impacts of the COVID-19 pandemic would begin to recede, both for Alberta and globally, and the success of vaccination distribution and coverage. The pandemic severely impacted government fiscal planning in 2020-21, requiring additional dedicated spending to support people, business and economic diversification, as well as reducing revenue substantially. In Budget 2021, focus on Alberta’s Recovery Plan continued, and a $2.5 billion contingency was budgeted to address uncertain COVID-19 pressures, evolving Recovery Plan initiatives and other disasters and emergencies.

The 2021-22 first quarter revenue forecast has improved, with global oil prices strengthening faster than expected, job creation lowering unemployment, and increased energy and non-energy exports, such as lumber and chemical products. The rate of change in the economic outlook and government revenue once again displays the volatility faced by Alberta, the need for economic diversification, and for caution in fiscal planning. Expense has remained close to budget, with most changes driven by revenue increases, disasters, or offset by savings or contingency allocations.

A deficit of $7.8 billion is forecast for 2021-22, $10.5 billion lower than estimated in Budget 2021.

Total revenue of $55 billion is forecast, $11.3 billion higher than estimated in budget: $6.9 billion increased resource revenue, $1.2 billion higher tax revenue, $1.5 billion increased federal transfers and $1.7 billion greater investment income and other revenue.

Total expense of $62.7 billion is forecast, an increase of $0.8 billion from budget. Half of the increase is for anticipated insurance payouts due to the extreme drought conditions. Capital grants are also up $0.4 billion from additional and re-profiled federal funds. Other increases are essentially offset by decreases or contingency allocations.

The Capital Plan in 2021-22 is forecast at $8.7 billion, $0.6 billion more than budget, reflecting $0.4 billion in capital grants and $0.2 billion in investment.

Taxpayer-supported debt is forecast at $105.7 billion as at March 31, 2022, an increase of $12.7 billion from 2021. This is $4.9 billion less than the Budget 2021 estimate. Net debt to GDP at year end is forecast to be 19.6%.

Fiscal Plan Summary (millions of dollars)	Fiscal Year			Change

Income Statement	2020-21	2021-22		from
	Actual	Budget	Forecast	Budget

Revenue

Income tax revenue	14,293	13,538	14,778	1,240

Other tax revenue	5,285	5,527	5,474	(53)

Non-renewable resource revenue	3,091	2,856	9,760	6,904

Other revenue	20,468	21,776	24,968	3,192

Total Revenue	43,137	43,697	54,980	11,283

Expense

Operating expense	46,205	48,280	48,468	188

Capital grants	1,752	2,608	2,736	128

Amortization / inventory consumption / loss on disposals	3,659	4,009	3,847	(162)

Taxpayer-supported debt servicing costs	2,333	2,323	2,120	(203)

Self-supported debt servicing costs	153	441	443	2

Pension provisions	(282)	(369)	(367)	2

Expense (excl. COVID-19 / Recov. Plan, contingency, crude-by-rail)	53,820	57,294	57,247	(47)

COVID-19 / Recovery Plan:

Operating expense	4,059	919	2,002	1,083

Capital grants	649	196	440	244

Inventory consumption (PPE)	402	33	89	56

Contingency / disaster and emergency assistance	721	750	1,150	400

Contingency – unallocated COVID-19 / Recovery Plan	-	1,750	835	(915)

Crude-by-rail provision	443	976	976	-

Total Expense	60,099	61,918	62,739	821

Surplus / (Deficit)	(16,962)	(18,221)	(7,759)	10,462

Capital Plan

Capital grants	2,401	2,804	3,176	372

Capital investment	4,495	5,310	5,526	216

Total Capital Plan	6,896	8,114	8,702	588

2021–22 First Quarter Fiscal Update and Economic Statement	3

Revenue and Expense Highlights

Total Revenue of $55 billion is forecast, $11.3 billion higher than estimated in Budget 2021.

•	Resource revenue has increased to $9.8 billion, $6.9 billion higher than budget. Global oil prices have climbed more rapidly than expected, with the West Texas Intermediate (WTI) oil price rising to multi-year highs in the first quarter of 2020-21. More recently, WTI retreated below US$70 per barrel (/bbl). Going forward, global rising Delta variant cases, OPEC+ raising production targets and the US-Iran nuclear deal negotiations could put downward pressure on oil prices.

•	The WTI oil price forecast is now US$65.50/bbl for 2021-22, an increase of $19/bbl from budget. Prices have averaged about US$68 from April 1 to August 20, 2021, and $64 for the calendar year.

•	The light-heavy oil price differential is forecast to average US$13.30/bbl for the fiscal year, $1.30/bbl narrower than expected in budget. The US-Canadian dollar exchange rate is forecast to be 79.1 US¢/Cdn$, 1.7 cents above budget, slightly offsetting the impact of the higher oil price forecast.

•	Bitumen royalties are forecast to be $7.1 billion, $5.6 billion higher than budget, as the increased WTI forecast elevates industry revenue, royalty rates and the number of projects reaching payout. Crude oil royalties are forecast at $1.2 billion, a $611 million increase from budget. Natural gas and by-products royalties are forecast at $1.2 billion, $713 million more than budget. The Alberta Reference Price is expected to be Cdn$3.00/ GJ, an increase of 40 cents from budget. While the higher exchange rate partly offsets the increased natural gas price, natural gas by-products (or liquids) generally follow oil prices, and therefore royalties are expected to increase.

•	Personal income tax revenue is forecast at $12.3 billion, a $649 million increase from budget, while corporate income tax revenue is forecast to be $2.5 billion, $591 million higher. Household incomes and corporate profits are forecast to increase more than at budget as the economy rebounds from the impacts of the COVID-19 pandemic.

•	Other tax revenue is now expected to be $5.5 billion, a $53 million decline from budget. Lower fuel consumption partly due to restrictions has decreased fuel tax by $79 million. Tobacco tax revenue is down $34 million also due to lower consumption, while tourism levy revenue has decreased $11 million. The insurance tax revenue forecast has increased $39 million, while freehold mineral rights and cannabis tax revenue are up $17 million and $15 million respectively.

•	Federal transfers of $11.7 billion are forecast, $1.5 billion higher than estimated in Budget 2021. Increases are mostly for one-time funding for COVID-19, economic recovery and agriculture support, some re-profiled from 2020-21. The Canada Health Transfer (CHT) is forecast to have increased by $531 million, comprising a $465 million one-time addition for health care system pandemic recovery, and a $66 million increase reflecting adjustments following revisions to the forecast of Canadian GDP and Alberta’s share of the national population. Other increases include: $244 million addition to the new Community Building Fund (formerly the Gas Tax Fund); $204 million anticipated for the proposed AgriRecovery program; $120 million in re-profiled infrastructure transfers; $116 million one-time transfer supporting immunization; $91 million from re-profiled Safe Return to Class funding; $62 million re-profiled labour market transfers; $56 million for Early Learning and Child Care workforce funding; $51 million re-profiled Site Rehabilitation program; $18 million for flood disaster assistance.

•	Investment income is forecast at $3.3 billion, $1.1 billion higher than budget, primarily due to higher Heritage and endowment fund income. Heritage Fund income for the first quarter was almost $600 million, as equity market returns have been strong, increasing the annual income forecast from $1.2 billion to $2.1 billion. Endowment income has increased from $304 million to $514 million.

•	Total revenue from other sources is forecast at $9.9 billion, $550 million higher than budget. Net income from government business enterprises is $143 million higher. ATB Financial net income has increased $150 million, due to higher revenue and lower loss provisions, while Alberta Petroleum Marketing Commission (APMC) net income is forecast to have improved by $149 million following the optimization transaction (including ownership restructuring) of the Sturgeon Refinery. These are partially offset by lower gaming revenue, due to extended health restrictions. Premiums, fees and licences revenue has increased by a net $323 million, primarily due to an increase of $317 million in timber royalties and fees. Camping fees are also up $12 million, while the higher 911 cell phone levy has added $11 million. These are partly offset by a $19 million decrease in various Alberta Health Services (AHS) fees. Other revenue has increased a net $84 million, with the Technology Innovation and Emissions Reduction fund (TIER) compliance payments up $138 million due to higher activity from improved economic conditions and as industry behaviour adjusts to the announced increases to the federal carbon tax. This is partially offset by lower revenue of $57 million from the SUCH sector, and fines and penalties.

Total Expense of $62.7 billion is forecast, $0.8 billion higher than budget.

•

Operating expense (excluding COVID-19 / Recovery Plan / crude-by-rail) is forecast at $48.5 billion, $188 million more than Budget 2021. The main changes include an increase of $163 million in Health, mainly due to increases in physician services billing, senior’s drug benefits and service pressures, offset by various other operating expense decreases and savings, and by a $163 million reduction in AHS amortization. Advanced Education operating expense has increased $25 million mainly for the student loan provision. Agriculture and Forestry expense has increased by $16 million due mainly to anticipated federal funding to fight mountain pine beetle infestations and under the Canadian Agriculture Partnership. Children’s Services expense has increased a net $50 million from the additional $56 million federal transfer

4	2021–22 First Quarter Fiscal Update and Economic Statement

for Early Learning and Child Care, offset by $6 million in reductions reallocated to Critical Worker Benefits in COVID-19 operating expense. Environment and Parks expense is up $85 million mainly due to $69 million in higher TIER revenue (the other half of the revenue increase is allocated to deficit reduction), $12 million from parks fees and $7 million in other dedicated revenue programs. Municipal Affairs expense has similarly risen due to revenue from the 911 cell phone levy of $11 million. These increases are partly offset by decreases of $118 million in Community and Social Services mainly due to reduced caseloads in income support resulting from extensions to COVID-19 federal income support programs, and other decreases of a net $44 million mainly from the impact of lower gaming revenue on flow-through funding for the First Nations Development Fund and horse racing.

•	Budget 2021 included a disaster and emergency assistance contingency of $750 million. First quarter allocations reflect $68 million for wildfires, $340 million for proposed AgriRecovery support to livestock producers, and $26 million for municipal flood assistance. Although the evaluation of crops is in its early stages and typically extends well into the winter, the severe drought conditions in 2021 are roughly estimated to require about $1 billion in crop insurance indemnity payments at this time. As a result, $400 million is being added to the disaster and emergency assistance contingency as a provision (there is about $300 million in the base crop insurance budget, and $316 million remains unallocated in the disaster / emergency contingency).

•	Capital grants of $3.2 billion are forecast, up $372 million from budget, primarily offset by increased federal revenue: $244 million from the newly- named Community Building Fund, included in Recovery Plan expense, and $112 million under the Investing in Canada Infrastructure Program and other municipal grant programs re-profiled from 2020-21.

•	Debt servicing costs have decreased by a net $201 million due to the reduced forecast for borrowing needs.
•	Unfunded pension liabilities are forecast to decrease by $367 million. This is reported as negative expense.

COVID-19 / Alberta’s Recovery Plan Initiatives

Protecting Albertans from the health and financial impacts of COVID-19, and implementing various strategies to boost recovery and diversification, continue to be priorities for the government. Various measures have been undertaken supporting Albertans’ health and wellness, job creation, businesses, and economic recovery and diversification.

•	COVID-19 / Recovery Plan expense initiatives are forecast to total $3.4 billion, a $468 million increase from Budget 2021. The budget included $919 million in operating expense, $196 million in capital grants, $33 million in inventory consumption in individual ministries, and a total contingency of $1.75 billion for uncertain COVID-19 pressures and developing Recovery Plan initiatives. The contingency was voted in Treasury Board and Finance and included in total expense, but the expense and voted authority can be transferred via Order-in-Council as provided in the Appropriation Act, 2021. About half, $915 million, of the contingency has been allocated to ministries (operating expense of $859 million and inventory consumption of $56 million), leaving $835 million unallocated.

•	COVID-19 / Recovery Plan operating expense is forecast at $2 billion, an increase of $1.1 billion in ministry expense. The increase is funded by an $859 million allocation from the contingency, $187 million from federal transfers for specific programs re-profiled from 2020-21, and savings of $37 million in “normal” ministry operating expense.

•	The $1.1 billion includes known and approved operating expense increases:

-	$411 million in Health for vaccine deployment, continuing care, testing, contact tracing and other operating costs;

-	$221 million in Small and Medium Enterprise Relaunch Grants;
-	$143 million for Jobs Now Program, with $62 million of this funded from federal support;

-	$100 million for Critical Worker Benefits, with $74 million of this funded from federal support;

-	$81 million for vaccine research and development under the Pharmaceutical and Life Sciences Sector Strategy:

-	$51 million for Site Rehabilitation program federal funding re-profiled from 2020-21;

-	$45 million to assist students affected by COVID-19 learning disruption, offset by $8 million re-profiled to 2020-21 under the Safe Return to Class program;

-	$21 million for COVID-19 care teams and self-isolation benefits, offset by Community and Social Services’ operating expense savings;

-	a net of $18 million for the Tourism Levy Abatement, COVID-19 advertising, and the Community Initiatives Program Stabilize sector strategy (funded by donations).

Ministry of Health Expense / Federal Health Transfers

Ministry of Health expense is forecast at $23.5 billion in 2021-22, the highest level ever, though this includes only known COVID-19 expense to date. It is still $308 million more than 2020-21, which included $0.9 billion more in expense related to COVID-19 pandemic than is in the 2021-22 forecast. Forecast expense in 2021-22 is $1.1 billion more than 2019-20 expense.

Federal transfers for Health in 2021-22 include the Canada Health Transfer of $5.5 billion, which was boosted by a one-time $465 million addition for COVID-19, and other dedicated transfers of $325 million, which were boosted by a one-time addition for immunization of $116 million. The remaining $209 million in other transfers include $178 million for home care and mental health, and $31 million mainly for virtual care and battling opioids.

2021–22 First Quarter Fiscal Update and Economic Statement	5

Assets and Liabilities

Financial Assets of $76.5 billion are forecast as at March 31, 2022, a decrease of $1.6 billion from 2021.

•	Heritage Fund, endowment funds and Alberta Enterprise Corporation (AEC) have grown by $905 million. Heritage Fund inflation-proofing is $508 million based on 3.1 per cent Alberta CPI, while endowment funds are retaining $349 million of their investment income, which has increased from budget. AEC is $48 million higher, primarily reflecting the government investment announced last year.

•	Agriculture Financial Services Corporation (AFSC) assets, and loans to local authorities are estimated to increase $688 million: $613 million more in loans to local authorities, and $75 million in AFSC, due to current-year revenue slightly exceeding crop insurance fund withdrawals.

•	Equity in commercial enterprises is a net $69 million higher, but has improved by $298 million from budget primarily due to improvements in ATB Financial and APMC net income.
•	Other financial assets are decreasing a net $3.3 billion.

Liabilities are forecast at $146.3 billion at March 31, 2022, $8.6 billion higher than at March 31, 2021.

Taxpayer-supported debt is estimated at $105.7 billion, $12.7 billion higher than 2021 but $4.9 billion less than anticipated in Budget 2021.

•	Liabilities for capital projects are up $5.1 billion, due to $5.1 billion in direct borrowing, $30 million in alternative financing, less $83 million in principal repayments on completed private-public partnership projects.

•	Direct borrowing for the Fiscal Plan and other operational needs, including accumulating $8.5 billion in cash to commence 2022-23, is now forecast to be $7.6 billion.

•	Debt issued to support loans from AFSC and to local authorities is increasing a net $715 million.

•	Other liabilities are $4.4 billion lower, while government obligations for pension plan liabilities have decreased by $0.4 billion.

Net financial debt (financial assets less liabilities) as at March 31, 2022 is estimated at $69.8 billion, an increase of $10.2 billion, primarily due to increased taxpayer-supported debt. The net debt to GDP (2021 forecast) ratio is 19.6%.

Capital and other non-financial assets of $59.9 billion are forecast as at March 31, 2022, a $2.8 billion net increase from March 31, 2021: $5.5 billion in added capital assets less $2.7 billion in amortization, and $1.2 billion in added inventory assets (e.g. personal protective equipment, vaccines, drugs) less consumption of $1.2 billion. Deferred capital contribution liabilities have increased by a net $0.3 billion.

Net Assets of negative $13.5 billion are forecast as at March 31, 2022, a $7.8 billion decrease from 2021, reflecting the 2021-22 deficit.

Balance Sheet Summary

(millions of dollars)	At March 31			Change

	2021	2022		from

	Actual	Budget[a]	Forecast	2021

Financial Assets

Heritage Fund, endowment and other funds	21,090	21,555	21,995	905

Self-supporting lending organization / activity	21,544	22,543	22,232	688

Equity in commercial enterprises	(822)	(1,051)	(753)	69

Other financial assets (includes SUCH sector / cash reserves)	36,274	34,327	33,007	(3,267)

Total Financial Assets	78,086	77,374	76,481	(1,605)

Liabilities

Taxpayer-supported debt:

Liabilities for capital projects (direct borrowing / public-private partnerships - P3s)	42,733	47,765	47,808	5,075

Debt issued to reduce pre-1992 Teachers’ Pension Plan unfunded liabiity	594	594	594	-

Direct borrowing for the Fiscal Plan	45,709	58,199	53,305	7,596

Other debt	4,000	4,000	4,000	-

Total taxpayer-supported debt	93,036	110,558	105,707	12,671

Self-supporting lending organization / activity debt:

Debt for local authority loans	15,929	16,542	16,542	613

Agriculture Financial Services Corporation	2,460	2,527	2,562	102

Total taxpayer and self-supported debt	111,425	129,627	124,811	13,386

Other liabilities (includes SUCH sector)	17,553	18,689	13,170	(4,383)

Pension liabilities	8,636	8,267	8,269	(367)

Total Liabilities	137,614	156,583	146,250	8,636

Net Financial Assets / (Debt)	(59,528)	(79,209)	(69,769)	(10,241)

Capital / other non-financial assets	57,110	58,714	59,922	2,812

Spent deferred capital contributions	(3,343)	(3,487)	(3,673)	(330)

Net Assets	(5,761)	(23,982)	(13,520)	(7,759)

Change in Net Assets (before adjustments)	(16,962)	(18,221)	(7,759)

[a] Budget numbers have been restated to reflect 2020-21 Actual results.

6	2021–22 First Quarter Fiscal Update and Economic Statement

Revenue
(millions of dollars)	Fiscal Year			Change
	2020-21	2021-22		from
	Actual	Budget	Forecast	Budget

Income Taxes

Personal income tax	11,257	11,647	12,296	649

Corporate income tax	3,037	1,891	2,482	591
	14,293	13,538	14,778	1,240
Other Taxes

Education property tax	2,483	2,472	2,472	-

Fuel tax	1,138	1,351	1,272	(79)

Tobacco / vaping tax	755	752	718	(34)

Insurance taxes	709	718	757	39

Cannabis tax	113	105	120	15

Carbon tax	(6)	-	-	-

Tourism levy	33	62	51	(11)

Freehold mineral rights tax	60	67	84	17

	5,285	5,527	5,474	(53)
Non-Renewable Resource Revenue

Bitumen royalty	2,006	1,482	7,065	5,583

Crude oil royalty	466	627	1,238	611

Natural gas and by-products royalty	465	467	1,180	713

Bonuses and sales of Crown leases	24	151	143	(8)

Rentals and fees / coal royalty	130	128	134	6

	3,091	2,856	9,760	6,904
Transfers from Government of Canada

Canada Health Transfer	4,838	4,959	5,490	531

Canada Social Transfer	1,744	1,792	1,801	9

Direct transfers to SUCH sector / Alberta Innovates Corp.	573	582	583	1

Infrastructure support	434	1,095	1,463	368

Agriculture support programs	298	256	465	209

Labour market agreements	299	437	499	62

Other	2,346	1,060	1,404	344

	10,532	10,181	11,706	1,525
Investment Income

Alberta Heritage Savings Trust Fund	1,521	1,180	2,089	909

Endowment funds	367	304	514	210

Loans to local authorities	-	149	133	(16)

Agriculture Financial Services Corporation	166	156	156	-

Other (includes SUCH sector)	589	416	430	14

	2,643	2,205	3,322	1,117
Net Income from Government Business Enterprises

AGLC – Gaming / lottery	774	1,249	1,094	(155)

AGLC – Liquor	897	898	896	(2)

AGLC – Cannabis	(12)	(15)	(14)	1

ATB Financial	211	193	343	150

Balancing Pool	(113)	107	107	-

Other – CUDGCo / APMC	(1,840)	(555)	(406)	149
	(83)	1,877	2,020	143
Premiums, Fees and Licences

Post-secondary institution tuition fees	1,323	1,475	1,475	-

Health / school board fees and charges	543	699	680	(19)

Motor vehicle licences	533	530	535	5

Crop, hail and livestock insurance premiums	319	321	321	-

Energy industry levies	210	312	313	1

Other (includes land titles, land and grazing, health benefits premiums)	1,093	796	1,132	336

	4,021	4,133	4,456	323
Other

SUCH sector sales, rentals and services	683	894	862	(32)

SUCH sector fundraising, donations and gifts	673	645	645	-

AIMCo investment management charges	540	577	577	-

Fines and penalties	176	262	237	(25)

Refunds of expense	389	196	196	-

Technology Innovation and Emissions Reduction Fund	463	353	491	138

Miscellaneous	431	453	456	3

	3,355	3,380	3,464	84

Total Revenue	43,137	43,697	54,980	11,283

2021–22 First Quarter Fiscal Update and Economic Statement	7

Operating Expense by Ministry
(millions of dollars)	Fiscal Year			Change
	2020-21	2021-22		from
	Actual	Budget	Forecast	Budget

Advanced Education	5,132	5,044	5,069	25

Agriculture and Forestry	812	839	855	16

Children’s Services	1,443	1,717	1,767	50

Community and Social Services	3,691	3,886	3,768	(118)

Culture and Status of Women	151	161	157	(4)

Education	7,707	8,248	8,248	-

Energy	413	483	483	-

Environment and Parks	479	449	534	85

Executive Council	15	18	18	-

Health	20,285	21,418	21,581	163

Indigenous Relations	102	180	150	(30)

Infrastructure	446	425	425	-

Jobs, Economy and Innovation	257	308	308	-

Justice and Solicitor General	1,394	1,346	1,347	1

Labour and Immigration	182	200	199	(1)

Municipal Affairs	191	247	258	11

Seniors and Housing	611	673	673	-

Service Alberta	484	454	454	-

Transportation	424	408	409	1

Treasury Board and Finance	1,879	1,649	1,638	(11)

Legislative Assembly	104	128	128	-
Operating expense before COVID-19 / Recovery Plan operating expense	46,205	48,280	48,468	188

COVID-19 / Recovery Plan operating expense

Advanced Education	8	12	67	55

Agriculture and Forestry	26	3	3	-

Children’s Services	147	-	6	6

Community and Social Services	82	-	11	11

Culture and Status of Women	39	15	18	3

Education	248	99	136	37

Energy	130	480	530	50

Environment and Parks	336	50	50	-

Health	1,093	-	411	411

Infrastructure	7	-	-	-

Jobs, Economy and Innovation	765	122	377	255

Justice and Solicitor General	5	-	-	-

Labour and Immigration	433	129	353	224

Municipal Affairs	621	-	21	21

Seniors and Housing	36	-	2	2

Service Alberta	1	9	9	-

Transportation	55	-	-	-

Treasury Board and Finance	28	-	8	8

Contingency – COVID-19 Operating Expense – unallocated	-	1,250	721	(529)

Contingency – Recovery Plan Operating Expense – unallocated	-	500	114	(386)

Total COVID-19 / Recovery Plan operating expense	4,059	2,669	2,836	167

Total Operating Expense	50,264	50,949	51,304	355

8	2021–22 First Quarter Fiscal Update and Economic Statement

Contingency / Disaster and Emergency Assistance Expense
(millions of dollars)	Fiscal Year			Change
	2020-21	2021-22		from
	Actual	Budget	Forecast	Budget

Disaster and emergency assistance contingency

Agriculture and Forestry – wildfires	76	-	68	68

Agriculture and Forestry – agriculture support	479	-	340	340

Municipal Affairs – floods	166	-	26	26

Provision for agriculture drought support	-	-	400	400

Treasury Board and Finance – unallocated	-	750	316	(434)

Total disaster and emergency contingency expense	721	750	1,150	400

COVID-19 contingency

Operating Expense – allocated	-	-	473	473

Health – inventory consumption	-	-	56	56

Treasury Board and Finance – unallocated	-	1,250	721	(529)

Total COVID-19 contingency expense	-	1,250	1,250	-

Recovery Plan contingency

Operating Expense – allocated	-	-	386	386

Treasury Board and Finance – unallocated	-	500	114	(386)

Total Recovery Plan contingency expense	-	500	500	-
Total Contingency / Disaster and Emergency Assistance Expense	721	2,500	2,900	400

Capital Amortization Expense
(millions of dollars)	Fiscal Year			Change
	2020-21	2021-22		from
	Actual	Budget	Forecast	Budget
Advanced Education	560	570	570	-

Agriculture and Forestry	26	23	23	-

Culture and Status of Women	8	8	8	-

Education	435	458	458	-

Energy	18	19	19	-

Environment and Parks	51	93	93	-

Health	572	645	482	(163)

Infrastructure	120	143	143	-

Jobs, Economy and Innovation	7	8	8	-

Justice and Solicitor General	3	6	6	-

Labour and Immigration	9	1	1	-

Municipal Affairs	27	30	30	-

Seniors and Housing	44	44	44	-

Service Alberta	77	89	89	-

Transportation	644	710	710	-

Treasury Board and Finance	25	26	26	-

Legislative Assembly	2	2	2	-

Total Amortization Expense	2,627	2,876	2,713	(163)

2021–22 First Quarter Fiscal Update and Economic Statement	9

Debt Servicing Costs
(millions of dollars)	Fiscal Year			Change
	2020-21	2021-22		from
	Actual	Budget	Forecast	Budget
Taxpayer-supported general debt servicing costs

Education – school boards	9	9	9	-

Treasury Board and Finance	1,241	1,117	949	(168)

Total	1,250	1,126	958	(168)
Taxpayer-supported Capital Plan debt servicing costs

Education – Alberta Schools Alternative Procurement P3s	27	26	26	-

Transportation – ring road P3s	95	103	103	-

Treasury Board and Finance – direct borrowing	961	1,068	1,033	(35)

Total	1,083	1,197	1,162	(35)
Total taxpayer-supported debt servicing costs	2,333	2,323	2,120	(203)
Self-supported debt servicing costs

Treasury Board and Finance – for loans to local authorities	85	374	374	-

Treasury Board and Finance – Ag. Financial Services Corp.	68	67	69	2
Total	153	441	443	2
Total Debt Servicing Costs	2,486	2,764	2,563	(201)

Borrowing Requirements
(millions of dollars)
	Fiscal Year			Change
	2020-21	2021-22		from
	Actual	Budget	Forecast	Budget

Government	25,204	22,935	16,594	(6,341)

Provincial corporations	34	248	248	-

Government business enterprises	139	863	793	(70)

Total borrowing requirements	25,377	24,046	17,635	(6,411)

Borrowing Sources
(millions of dollars)
	Fiscal Year			Change
	2020-21	2021-22		from
	Actual	Budget	Forecast	Budget
Money market (net change)	(1,155)	1,511	1,041	(470)

Public-private partnerships (P3s)	123	46	31	(15)

Term debt	26,409	22,489	16,563	(5,926)

Total borrowing sources	25,377	24,046	17,635	(6,411)

10	2021–22 First Quarter Fiscal Update and Economic Statement

Cash Adjustments / Borrowing Requirements
(millions of dollars)	Fiscal Year			Change
	2020-21	2021-22		from
	Actual	Budget	Forecast	Budget
Balance at Start of Year	9,405	10,000	7,429	(2,571)

Surplus / (Deficit)	(16,962)	(18,221)	(7,759)	10,462

Cash Adjustments (negative = cash requirement; positive = cash source)

SUCH / Alberta Innovates own-source revenue / expense	122	3,202	920	(2,282)

Pension provisions (non-cash expense)	(282)	(369)	(367)	2

Net deferred capital contribution adjustment (excluding SUCH)	96	84	277	193

Retained income of funds, agencies and accounts:

Alberta Heritage Savings Trust Fund inflation-proofing	(146)	(279)	(508)	(229)

ATB Financial	(211)	(193)	(343)	(150)

Agriculture Financial Services Corporation	(34)	(326)	(110)	216

Endowment funds	(193)	(138)	(349)	(211)

Alberta Social Housing Corporation	111	35	44	9

Alberta Capital Finance Authority	270	-	-	-

Technology Innovation and Emissions Reduction Fund / Energy Effic. Ab.	426	(74)	(74)	-

Balancing Pool	113	(107)	(107)	-

Other	1,760	496	373	(123)

Energy royalties (difference between accrued revenue and cash)	(1,286)	(319)	(631)	(312)

Student loans	(184)	(364)	(335)	29

Other cash adjustments	(1,441)	26	116	90

2016 Wood Bufffalo fire / 2013 Alberta flood assistance revenue / expense	(26)	(25)	(28)	(3)

Inventory acquisition	(133)	(132)	(152)	(20)

Inventory consumption (non-cash expense)	126	160	161	1

Capital Plan (excluding SUCH sector) cash sources / (requirements):

Capital investment (excluding SUCH self-financed and 10% contingency)	(4,051)	(3,670)	(3,923)	(253)

Amortization / book value of disposals	1,075	1,216	1,218	2

Direct borrowing for the Capital Plan	5,475	5,045	5,103	58

Alternative financing (P3s – public-private partnerships)	123	46	31	(15)

Current principal repayments (P3s)	(74)	(83)	(83)	-

Surplus / (Deficit) plus net cash adjustments	(15,325)	(13,990)	(6,527)	7,463

Direct borrowing for the Fiscal Plan	5,920	3,990	(902)	(4,892)

Pre-borrowing for cash management purposes	7,429	8,500	8,500	-
Balance at End of Year	7,429	8,500	8,500	-

Inventory Consumption Expense
(millions of dollars)	Fiscal Year			Change
	2020-21	2021-22		from
	Actual	Budget	Forecast	Budget

Advanced Education	127	181	181	-

Health	1,195	890	946	56

Municipal Affairs	42	33	33	-

Service Alberta	4	6	6	-

Transportation	51	50	50	-

Other (Agriculture and Forestry / Culture / Infrastructure)	6	5	5	-

Total Inventory Consumption Expense	1,425	1,165	1,221	56

Inventory Acquisition
(millions of dollars)	Fiscal Year			Change
	2020-21	2021-22		from
	Actual	Budget	Forecast	Budget

Advanced Education	78	181	181	-

Health	1,560	893	893	-

Municipal Affairs	48	-	20	20

Service Alberta	4	6	6	-

Transportation	53	50	50	-

Other (Agriculture and Forestry / Culture / Infrastructure)	5	5	5	-

Total Inventory Acquisition	1,748	1,135	1,155	20

2021–22 First Quarter Fiscal Update and Economic Statement	11

Capital Plan Highlights

The 2021-22 Capital Plan has increased to $8.7 billion, up $588 million from Budget 2021.

The $588 million increase includes $372 million in capital grants primarily to municipalities, and $216 million in capital investment.

The $372 million increase to capital grants comprises: a $244 million addition in 2021-22 under the federal Community Building Fund (formerly the Gas Tax Fund); $112 million in other municipal grants re-profiled from 2020-21 under the federally-funded Investing in Canada Program (ICIP), Gas Tax Fund and Clean Water and Wastewater Fund, mainly in Transportation, Culture and Status of

Women, and Municipal Affairs; $10 million to re-locate Fort Vermilion affordable housing for flood mitigation; $6 million re-profiled mainly for seniors lodges.

The $216 million capital investment increase includes $136 million in capital investment carried-over from unspent funds in 2020-21, $69 million due to re-profiling, and $47 million primarily in ICIP-funded projects, partially offset by a decrease of $36 million in self-funded capital investment of Alberta Health Services.

The carry-overs include $93 million in various Transportation projects; $21 million for IT and other projects in Service Alberta; $7 million for the Alberta First Responders Radio Communication System and centralized industrial property tax assessment projects in Municipal Affairs; a net of $15 million in various other ministries.

Factors impacting project progress include the pace of construction, project scope, land conditions, timing related to tendering, permitting and planning and rate of project identification, approval and construction under federal programs.

Of the $588 million Capital Plan increase, $571 million has been funded from increased or re-profiled federal government transfers or donations. Direct borrowing of $5.1 billion is forecast, an increase of $58 million from budget.

Capital Plan Summary
(millions of dollars)	Fiscal Year			Change
	2020-21	2021-22		from
By Ministry	Actual	Budget	Forecast	Budget

Advanced Education	484	653	654	1

Agriculture and Forestry	40	104	104	-

Chlidren’s Services	-	-	1	1

Community and Social Services	-	1	1	-

Culture and Status of Women	40	47	64	17

Education	782	1,008	978	(30)

Energy	140	75	78	3

Environment and Parks	130	176	183	7

Health	1,111	1,266	1,327	61

Indigenous Relations	9	37	32	(5)

Infrastructure	164	468	533	65

Jobs, Economy and Innovation	6	13	14	1

Justice and Solicitor General	18	18	22	4

Labour and Immigration	-	1	1	-

Municipal Affairs	1,730	1,501	1,758	257

Seniors and Housing	187	141	161	20

Service Alberta	61	97	118	21

Transportation	1,979	2,486	2,650	164

Treasury Board and Finance	15	19	19	-

Legislative Assembly	-	3	3	-

Total Capital Plan	6,896	8,114	8,702	588
Capital Plan Financing

Capital Plan 10% contingency	-	(800)	(800)	-

Funding required	6,896	7,314	7,902	588

Cash received / assets donated for capital purposes / book value of disposals	548	1,193	1,764	571

Retained income of funds and agencies	132	129	140	11

SUCH sector self-financed	444	839	803	(36)

Technology Innovation and Emissions Reduction Fund	174	62	62	-

Alternative financing (P3s)	123	46	31	(15)

Direct borrowing	5,475	5,045	5,103	58

Total Capital Plan Financing	6,896	7,314	7,902	587

12	2021–22 First Quarter Fiscal Update and Economic Statement

GOVERNMENT OF ALBERTA

2021-22

First Quarter Fiscal Update

Economic Statement

2021–22 First Quarter Fiscal Update and Economic Statement	13

Economic Update

Overview

Recovery in the Alberta economy in the first half of the year surpassed Budget expectations. The Alberta Activity Index, a measure of provincial economic activity, rose nearly 9% through May. All components rebounded, led by the household sector, which includes consumer spending and housing activity. Significant progress on vaccinations, along with declines in COVID-19 infections and hospitalizations, led to the reopening of the Alberta economy in the summer. This sets the stage for a broader recovery in the second half of the year. However, with the spread of more contagious variants, the pandemic continues to pose risks to the outlook.

Meanwhile, the differential between WTI and Western Canadian Select (WCS) is expected to remain in line with pipeline transportation costs in the near term, averaging US$13/bbl in 2021-22. The U.S. portion of Enbridge’s Line 3 replacement is nearing completion, which will bolster pipeline takeaway capacity this year. This will help lift the WCS price to around US$52/bbl in 2021-22, the highest annual average since the 2015-16 downturn. The uplift in oil prices will be tempered by a higher Canadian dollar, which is now forecast at 79.1 US¢/Cdn$ in 2021-22, 1.7 cents higher than Budget.

Business output ramps up

Business output has staged a remarkable recovery so far this year. Manufacturing shipments and international goods exports have risen more than 25% year-to-date and now exceed pre-pandemic levels (Chart 3). While energy products have led the gains, the value of non-energy exports remains at a record high, buoyed by food manufacturing, chemical and forestry products. The latter has benefitted from strong lumber prices and residential construction activity. One category that continues to lag behind is machinery manufacturing, which has been weighed down by the slow recovery in U.S. drilling activity.

After last year’s historic estimated contraction of 8.2%, Alberta’s real gross domestic product (GDP) is now forecast to rebound 6.7% in 2021. This is up significantly from the Budget forecast of 4.8% (Chart 1). Growth is forecast to moderate to 4.3% in 2022. With the stronger outlook, real GDP is now anticipated to return to 2014 levels next year. Even so, sectors of the economy are expected to recover at different paces. This will result in an uneven employment recovery and gradual decline in the unemployment rate.

With higher oil prices, incomes are expected to rebound more strongly than real output. Nominal GDP, a broad measure of income, is forecast to grow 15.7% and return to 2019 levels this year.

Chart 1: Outlook improves dramatically since Budget 2021 Year-over-year growth in selected economic indicators*, 2021 Source: Alberta Treasury Board and Finance; *Unemployment rate is forecast level

Stronger oil prices

The recovery in oil prices has been much stronger than expected. The improvement in global petroleum demand has outstripped supply, underpinned by a solid pickup in the global economy and ongoing output restraint by OPEC+. This has fueled a strong rally in oil prices. West Texas Intermediate (WTI) has risen more than 40% since the beginning of January and has now surpassed pre-pandemic levels. Demand-related risks due to COVID, however, remain high. Prices have softened recently as the rapid spread of the Delta variant is raising concerns about the global recovery. WTI is forecast to average US$65.50/bbl in 2021-22, US$19/bbl higher than Budget (Chart 2).

Chart 2: Significant improvement in oil prices West Texas Intermediate Sources: Haver Analytics, Reuters and Alberta Treasury Board and Finance; f-forecast

14	2021–22 First Quarter Fiscal Update and Economic Statement

With the strong rebound in output, real exports are forecast to increase more than 6% in 2021. However, ongoing travel restrictions and pandemic-related concerns will limit the growth in service exports this year. As service exports pick up, overall exports are forecast to rise almost 5% in 2022.

Incomes bounce back

Household and corporate incomes in the province are expected to continue to see a swift recovery. Corporate earnings are rising on the back of stronger-than-expected commodity prices and a rebound in economic activity. While federal government income supports to individuals have eased from last year’s exceptionally high levels, they remain elevated. This, along with an improving labour market, will continue to support household incomes. Nominal GDP, a broad measure of income, is forecast to grow 15.7% in 2021, compared to 8.8% growth forecasted at Budget. It is forecast to return to 2019 levels this year. The strong rebound in incomes will translate to better-than-expected provincial government revenues this fiscal year.

Chart 3: Business output surging

Alberta’s merchandise exports and manufacturing shipments

Sources: Statistics Canada and Haver Analytics

Chart 4: Some hard hit industries continue to lag behind

Percentage change in employment since pre-COVID (February 2020) levels

Sources: Statistics Canada and Haver Analytics

Cautious optimism in energy sector

There is more optimism in Alberta’s oil and gas sector. The rebound in prices and production has boosted cash flows and strengthened financial positions among producers. Drilling activity is picking up after a slow start to the year, with rig counts exceeding 2019 levels in June and July. Oil sands production has also risen more than 8% in the first half of the year amid a quick rebound in bitumen output.

With the ramp up in activity, the composition of investment growth is expected to shift to the conventional oil and gas sector. Meanwhile, growing bitumen production is expected to lift sustaining capital in the non-conventional sector. However, oil sands producers are anticipated to maintain capital discipline as they focus on debt repayment and returns to investors.

After plunging an estimated 37% last year, oil and gas investment is forecast to grow 22% to reach nearly $20 billion this year. This improvement is expected to continue in 2022.

Non-energy investment rising

Investment outside oil and gas is anticipated to a see a solid recovery this year. Industrial investment is getting a lift from expansions in petrochemical manufacturing, transportation, renewable energy and agricultural infrastructure. Commercial investment has also turned a corner amid higher investment in trade and services, as well as warehousing. The latter is benefitting from a shift towards e-commerce. Non-energy investment is forecast to grow at about 5% per year in 2021 and 2022, and will return to 2019 levels this year.

Labour market recovering

Alberta’s labour market continues to strengthen. The province has added more than 70,000 jobs since the start of the year and gained back nearly 90% of the jobs lost during the pandemic. Despite the double blow of COVID-19 and the oil price crash last year, Alberta’s employment recovery is in line with Ontario and ahead of other resource-based provinces. The unemployment rate has also fallen to 8.5%, the lowest since the pandemic started.

2021–22 First Quarter Fiscal Update and Economic Statement	15

A complete recovery, however, will take more time. Employment in some industries continues to lag behind, especially in tourism-related and other services, including personal services (Chart 4). Lingering concerns over the virus and other factors also appear to be weighing on the recovery in the labour force participation, particularly among youth and women aged 35-39 years old. This is likely contributing to hiring challenges faced by some sectors as the economy reopens and activity bounces back. Employment is now forecast to grow 5.2% and the unemployment rate to average 8.9% this year, better than Budget expectations. This improvement is expected to carry into next year, when the pandemic subsides further and the recovery in the services sector gains more traction.

Average weekly earnings (AWE) are normalizing as the labour market improves. Last year, significant job losses in the lower-paying services sector lifted AWE to elevated levels. As these compositional effects from the pandemic dissipate, AWE are forecast to fall 1% this year before growing again in 2022.

Cost pressures picking up

Both businesses and consumers are facing higher costs. Construction costs accelerated the most in the residential sector, where they were up nearly 21% through June. Strong demand, along with supply constraints, pushed lumber prices to record highs in the second quarter before pulling back recently. Non-residential building construction costs were also up 2.6% over the same period. Prices for motor vehicles and imported appliances are rising amid supply chain bottlenecks caused by global chip shortages and constrained shipping capacity. Gasoline prices have also jumped from last year’s depressed levels, while food prices have picked up since the start of the year. Consumer inflation is now expected to accelerate to 2.9% this year, 1.5 percentage points higher than at Budget. As the impact of these temporary factors fades, inflation is expected to moderate to 2.4% in 2022.

Households drive growth

The household sector, which includes consumer spending and residential construction activity, has been a significant driver of Alberta’s economic rebound (Chart 5). Housing starts averaged over 31,000 units through July, underpinned by low mortgage rates and a rebound in consumer confidence. Housing starts are now forecast to average over 29,000 in 2021, up from 26,000 at Budget. They are forecast to rise to nearly 30,000 units next year.

Despite rising COVID-19 infections and tighter public health measures in the first quarter of the year, consumer spending has stayed strong. Retail spending has reached a record high and was up 8% between December 2020 and June 2021.

Chart 5: Household sector leading the recovery

Alberta Activity Index major components indexed to February 2020 levels

Source: Alberta Treasury Board and Finance

The strength in the housing market has buoyed sales in housing-related categories such as building materials, furniture and appliances. Sales at gasoline stations have also risen on the back of higher prices. With the economy reopening, consumer spending is expected to see a more broad-based recovery. Spending on restaurants, accommodation and other travel-related services is anticipated to pick up from strong pent-up demand and accumulated household savings. After contracting an estimated 8.2% last year, real consumer spending is forecast to grow 7.7% in 2021 and 5.2% in 2022.

Risks to Outlook

Risks to the outlook have become more balanced since Budget with broader vaccination rates and an improvement in oil prices. However, the rapid spread of the Delta variant could dampen the global recovery and lead to a sharper pullback in commodity prices and demand, including oil. A stronger-than-expected increase in OPEC+ or U.S. production could also weigh on oil prices. At the same time, a resurgence in COVID-19 infections in Alberta could also derail the recovery in the second half of the year. On the upside, containment of the Delta variant and a strengthening global recovery could lead to sustained higher oil prices and exports.

16	2021–22 First Quarter Fiscal Update and Economic Statement

Key Energy and Economic Assumptions

		2021-22	2021-22 Fiscal Year

Fiscal Year Assumptions	2020-21 Actual	3 Month Actual	Budget	1st Quarter

Prices

Crude Oil Price

WTI (US$/bbl)	42.32	66.07	46.00	65.50

Light-Heavy Differential (US$/bbl)	10.58	11.49	14.60	13.30

WCS @ Hardisty (Cdn$/bbl)	41.42	66.99	40.70	66.00

Natural Gas Price

Alberta Reference Price (Cdn$/GJ)	2.10	2.56	2.60	3.00

Production

Conventional Crude Oil (000s barrels/day)	398	N/A	410	437

Raw Bitumen (000s barrels/day)	2,969	N/A	3,202	3,213

Natural Gas (billions of cubic feet)	3,857	N/A	3,921	3,932

Interest rates

3-month Canada Treasury Bills (per cent)	0.14	0.11	0.20	0.20

10-year Canada Bonds (per cent)	0.74	1.49	1.00	2.20
Exchange Rate (US¢/Cdn$)	75.8	81.4	77.4	79.1

	2020 Calendar Year			2021 Calendar Year		2022 Calendar Year

Calendar Year Assumptions	Budget	Actual		Budget	1st Quarter	Budget	1st Quarter

Gross Domestic Product

Nominal (millions of dollars)	307,792	307,547	*	335,002	355,728	360,201	381,703
per cent change	-12.8	-12.8	*	8.8	15.7	7.5	7.3

Real (millions of 2012 dollars)	319,962	318,599	*	335,313	340,095	347,758	354,700

per cent change	-7.8	-8.2	*	4.8	6.7	3.7	4.3

Other Indicators

Employment (thousands)	2,130	2,130		2,219	2,240	2,284	2,318

per cent change	-6.6	-6.6		4.2	5.2	2.9	3.5

Unemployment Rate (per cent)	11.4	11.4		9.9	8.9	8.4	7.3

Average Weekly Earnings	2.9	3.2		1.1	-1.0	2.1	2.5
(per cent change)

Primary Household Income	-4.2	-4.8	*	4.6	5.5	4.8	5.3
(per cent change

Net Corporate Operating Surplus	-45.9	-36.3	*	37.3	56.9	28.3	14.2
(per cent change)

Housing Starts (thousands of units)	24.0	24.0		26.2	29.4	28.3	29.7

Alberta Consumer Price Index	1.1	1.1		1.4	2.9	1.8	2.4
(per cent change)

Population (July 1st, thousands)	4,422	4,422		4,449	4,455	4,493	4,501

per cent change	1.4	1.4		0.6	0.7	1.0	1.0

*	Alberta Treasury Board and Finance estimate

2021–22 First Quarter Fiscal Update and Economic Statement	17

Reporting Methodology and Legislative Compliance

Method of Consolidation

The 2021-22 First Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2021. This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Compliance with Legislation

The Fiscal Planning and Transparency Act (FPTA) requires a public report on the accuracy of the Fiscal Plan for a fiscal year on or before August 31. The FPTA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2021-22 First Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2021 estimates and first quarter forecasts for revenue and expense (including details and categories of each); the surplus / (deficit); cash adjustments and balance; a summary balance sheet; the Capital Plan; and borrowing requirements and sources. An updated Alberta economic outlook, with associated assumptions, is also provided.

The forecast provided in this report is in compliance with the requirements of the FPTA.

18	2021–22 First Quarter Fiscal Update and Economic Statement